Nixon, Naseem

From:	Charton, Douglas Y. <douglas.charton@klgates.com>
Sent:	Tuesday, October 07, 2014 11:21 AM
To:	Nixon, Naseem
Cc:	Charton, Douglas Y.; Zornada, George; Michael Holleb
Subject:	V2 Hedged Equity - Responses to Additional SEC Staff Comments
Attachments:	img-X07105337-0001.pdf

Dear Ms. Nixon,

Attached please find a letter addressing the comments you conveyed to George over the phone yesterday. Thanks again for your attention to this matter.

All the best,

doug

K&L GATES

Douglas Y Charton
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
Phone: 617.951.9192
Fax: 617.261.3175
douglas.charton@klgates.com
www.klgates.com

This electronic message contains information from the law firm of K&L Gates LLP. The contents may be privileged and confidential and are intended for the use of the intended addressee(s) only. If you are not an intended addressee, note that any disclosure, copying, distribution, or use of the contents of this message is prohibited. If you have received this e-mail in error, please contact me at douglas.charton@klgates.com.

K&L GATES

K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

George J. Zornada
D 617.261.3231
F 617.261.3175
george.zornada@klgates.com

October 7, 2014

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Trust for Advised Portfolios (the "Trust")
Securities Act Registration No. 333-108394
Investment Company Act Registration No. 811-21422
V2 Hedged Equity Fund (S000046201)

We are writing to respond supplementally to the Staff's questions raised during a telephonic discussion on October 6, 2014, with respect to our letter dated October 3, 2014 (the "Letter") on behalf of V2 Capital, LLC (the "Adviser") and related to V2 Hedged Equity Fund (the "Fund"), a series of Trust for Advised Portfolios. Any capitalized terms not defined herein shall have the meanings assigned to such terms in the Letter.

Comment: The Fund seeks to portray the performance of the four Accounts prior to the creation of the Private Fund. In light of the circumstances in MassMutual involving multiple single accounts that in each instance were converted into a corresponding registered investment company, please address further the following statement in the Letter:

> *In fact, if the Accounts had instead of converting to the Private Fund been launched as a registered fund, the facts would be virtually identical to those in MassMutual, where unregistered separate account portfolios were transferred to and converted into mutual funds.*

In addition, please explain why the Fund has chosen to include all four Accounts rather than the closer factual context of MassMutual involving a single account converted into a single fund. Address for the period prior to the formation of the Private Fund whether the performance of all four of the Accounts or the depiction of a single Account (i.e., the oldest Account) would be more appropriate.

Response: MassMutual involved several accounts and each was converted into a corresponding mutual fund on a one-for-one basis. The circumstances here present functionally the same based on the actual management of the Accounts. As described in the Letter, the Accounts were managed in all material respects as if they were a single account or pooled entity. All Account trades were aggregated and blocked, the pro rata portfolio holdings of each Account were the same, each Account had the same custodian and each Account was subject to the same valuation methodologies. Under such circumstances there is little if any practical difference from a single entity or pool. Accordingly, while the Fund's circumstances may not in form present the one-for-one conversion from an Account to the Private Fund, there is no substantive difference from the circumstances in MassMutual in light of the Accounts being effectively managed as a single portfolio.

The Adviser also believes the inclusion of all four Accounts in the Fund's track record takes the most conservative approach under the circumstances. By reflecting all of the Accounts, the performance reflects the full portfolio of assets that was transferred to the Private Fund, and avoids any concerns of potential Adviser discretion or selectivity (i.e. "cherry-picking") in calculating the Fund's returns. Such use also results in lower performance than the use of, for example, the oldest Account (as discussed in the Letter, the oldest Account reflects a roughly a 45 day longer period than the other Accounts, based on their respective inception dates and ramp-up periods).

For purposes of comparison, and also as a potential alternative to including all four Accounts, the performance could instead reflect only the performance of the oldest Account. Such a depiction would be both accurate and appropriate under the circumstances, although perhaps slightly less conservative than inclusion of all of the Accounts. As stated above (due to dispersion resulting from the initial ramp-up period as described in the Letter), the performance of the oldest Account is higher than the aggregate performance of all four Accounts. Specifically, on a net basis from the inception of the oldest Account through the creation of the Private Fund, the oldest Account (33.98%) outperformed the aggregate performance of all four Accounts (30.92%). By using only the oldest Account's track record, the Fund's since inception annualized performance would be higher by approximately 0.62%, calculated as of September 30, 2014.

We believe either approach would depict the actual experience of the Fund appropriately under the circumstances. The Adviser informs us that it would be willing to reflect the alternative the Staff considers most appropriate. Please feel free to contact me at (617) 261-3231 or Douglas Charton at (617) 951-9192 should you have any questions or wish to discuss further.

Very truly yours,



George J. Zornada